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                                                                    EXHIBIT 3.05


                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                           CONCUR TECHNOLOGIES, INC.


     Concur Technologies, Inc., a Delaware corporation (the "Corporation") does hereby certify that the following amendment to the Corporation's Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 and Section 228 of the Delaware General Corporation Law:

     Articles IV, Section A of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

          A. Authorization of Shares

          The total number of shares of all classes of stock which the corporation has authority to issue is one hundred thirteen million (113,000,000) shares, consisting of two classes: sixty million (60,000,000) shares of Common Stock, $0.001 par value per share, and fifty-three million (53,000,000) shares of Preferred Stock, $0.001 par value per share. Each outstanding share of Common Stock as of the date of effectiveness of this Amended Certificate of Incorporation shall be converted into and reconstituted as two-fifths of one share of Common Stock. No fractional shares shall be issued upon such conversion and reconstitution, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. In lieu of any fractional share, each holder of shares of Common Stock who would otherwise be entitled to receive a fraction of a share of Common Stock (after aggregating all shares of Common Stock held by such holder) shall be entitled to receive from the Corporation an amount in cash, without interest, equal to the fair market value of such fractional interest as determined by the Corporation's Board of Directors.

     IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed and attested by its duly authorized officers this 9th day of December 1998.


                                Concur Technologies, Inc.

                                 By: /s/ S. Steven Singh
                                     -------------------------------------
                                     S. Steven Singh, Chief Executive Officer

ATTEST:

/s/ Matthew P. Quilter
------------------------------
Matthew P. Quilter, Secretary